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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-71151

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/22/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wilton Re Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4840 N. River Blvd NE, Suite 400
(No. and Street)

Cedar Rapids	Iowa	52411
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shawn Moser	319-491-8380	smoser@wiltonre.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

695 East Main Street	Stamford	CT	06901
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Scoles _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wilton Re Distributors LLC _____, as of 12/31 _____, 2 024 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELI ONKEN
Commission Number 806363
My Commission Expires
9/8/2026

Signature: _Barbara Scoles_

Title:
CEO

Keli Onken
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Wilton Re Distributors LLC

(SEC I.D. 8-71151)

Financial Statements and Supplemental Schedules as of December 31, 2024, and for the Period from August 22, 2024 (effective date of registration) to December 31, 2024, and Report of Independent Registered Public Accounting Firm

Wilton Re Distributors LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901-2150
USA

Tel: 1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Wilton Re Ltd. and Member of Wilton Re Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wilton Re Distributors LLC (the "Company") as of December 31, 2024, and the related statements of income (loss), changes in member's equity and cash flows for the period from August 22, 2024 (effective date of registration) to December 31,2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from August 22, 2024 to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules H and J (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their

form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

April 01, 2025

We have served as the Company's auditor since 2024.

Wilton Re Distributors LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(Expressed in thousands of US dollars)

	2024
Assets	
Cash and cash equivalents	891
Net deferred tax assets	48
Intercompany receivables	121
Prepaid assets	2
Total Assets	$ 1,062
Liabilities and Member's equity	
Liabilities:	
Income taxes payable	48
Accounts payable and accrued expenses	131
Intercompany payables	233
Total Liabilities	$ 412
Total Member's equity	$ 650
Total Liabilities and Member's equity	$ 1,062

The accompanying notes are an integral part of these financial statements.

Wilton Re Distributors LLC

STATEMENT OF INCOME (LOSS)
FOR THE PERIOD FROM AUGUST 22, 2024 (effective date of registration) TO DECEMBER 31, 2024
(Expressed in thousands of US dollars)

		2024
Revenues		
Commission revenue		167
Other revenue		166
Total revenues	$	**333**
General expenses		
Commission expense		167
General expenses - allocated		55
General expenses - direct		111
Total general expenses	$	**333**
Income tax expense		—
Net income (loss)	$	—

The accompanying notes are an integral part of these financial statements.

Wilton Re Distributors LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM AUGUST 22, 2024 (effective date of registration) TO DECEMBER 31, 2024

(Expressed in thousands of US dollars)

	2024
Member's equity	
Member's equity at the beginning of the period	650
Contributions from Member	—
Distributions to Member	—
Net income (loss)	—
Member's equity at the end of the period	650
Total Member's equity	$ 650

The accompanying notes are an integral part of these financial statements.

Wilton Re Distributors LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM AUGUST 22, 2024 (effective date of registration) TO DECEMBER 31, 2024

(Expressed in thousands of US dollars)

		2024
Cash flows from operating activities		
Net income (loss)	$	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Increase in intercompany payables		46
Increase in intercompany receivables		(58)
Increase in accounts payable and accrued expenses		63
Increase in net deferred tax asset		(35)
Increase in income tax payable		35
Net cash flows from (used in) in operating activities		51
Cash flows from financing activities		
Contributed capital		—
Net cash flows from (used in) in financing activities		—
Increase (decrease) in cash and cash equivalents		51
Cash and cash equivalents - beginning of the period		840
Cash and cash equivalents - end of period	$	891

The accompanying notes are an integral part of these financial statements.

1. **ORGANIZATION**

Wilton Re Distributors LLC (WDLC or the Company) is a Delaware entity. WDLC is registered with the Securities and Exchange Commission (SEC). WDLC is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (WRUS). WRUS is a wholly owned subsidiary of Wilton Re U.S. Holdings Trust, established under the laws of Nova Scotia, Canada, which itself is a wholly owned subsidiary of Wilton Re Ltd. (WRL), a Nova Scotia company. WRL is the ultimate parent in the holding company structure.

The Company is a limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934, specifically selling variable life insurance or annuities, with an effective date of August 22, 2024. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by Wilton Reassurance Life Company of New York (WRNY). Furthermore, the Company does not maintain a clearing arrangement with any firm. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to its rules and regulations. The Company is excluded from the Securities Investor Protection Corporation (SIPC).

The Company is a non-clearing broker-dealer and serves as principal underwriter for a closed block of variable life and variable annuity policies administered by an affiliated insurance company, WRNY. The Company will not offer or sell any new securities and WRNY will not sell or issue any new variable life and variable annuity policies. Additional deposits are accepted on existing contracts. The Company will stand ready to perform the services of a broker-dealer in conformity with its Principal Underwriting Agreement (PUA) with WRNY.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenues

The Company earns revenue in connection with the PUA with WRNY (further discussed in Note 4 "Related Party Transactions"), wherein its performance obligation is to stand ready to perform services of a broker-dealer for a closed block of variable life and variable annuity policies. The PUA specifies that the Company will be reimbursed for all expenses incurred to stand ready in performing its duties, which include allocated and direct expenses. The substance of the PUA is that commission expenses related to trailing commissions are calculated and paid to the relevant agents by WRNY on behalf of the Company and WRNY reimburses the Company for those expenses. The reimbursement of these expenses represents revenue to the Company. As there is only one performance obligation (i.e., standing ready

to provide broker-dealer services on an on-going basis), revenue is recognized over time as the services are performed and reimbursable expenses are incurred.

Commission Expenses

Commission expenses represent payments by WRNY, on behalf of the Company, to the original selling firms for variable life and variable annuities in the closed block of policies for which trail commission has been collected during the period, as specified in the PUA.

General Expenses

Expenses incurred in carrying out the Company's duties and responsibilities in its role as a broker-dealer for variable life and variable annuity policies administered by WRNY are recorded as general expenses and consist of direct expenses and those allocated to the Company under the Services Agreement with Wilton Re Services Inc. (WRSI), further discussed in Note 4 "Related Party Transactions." Expenses are recognized as incurred and are reimbursed through other revenue, as specified in the PUA.

Cash and Cash Equivalents

The Company considers all investments purchased with a maturity at acquisition of three months or less to be cash equivalents. On December 31, 2024, cash and cash equivalents consisted of deposits in a commercial checking account. Deposits maintained in the commercial checking account are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250. The Company's deposits may have exceeded the FDIC insurance limits during the year ended December 31, 2024.

Income Taxes

The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

3.   **INCOME TAXES**

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. As such, the Company is not subject to income taxes. The Company's income or loss is included in the tax return of its sole member, WRUS. However, the Company has elected to recognize an allocated amount of current and deferred tax expense in its separate financial statements under the election provided in ASC 740-10-30-27A.

For the period from August 22, 2024 (effective date of registration) to December 31, 2024, the Company recognized an aggregate current tax expense of $35 and a deferred tax benefit of $35. As of December 31, 2024, the Company had a tax-related payable to its affiliate of $48. The total income tax expense and effective tax rate is zero, based on applying the US federal income tax rate of 21% to income before taxation of zero. The tax effects of temporary differences that give rise to the deferred income tax assets of $48 are mainly driven by the long term incentive plan accrual, bonus accrual and depreciation which are general expenses allocated to the Company under its Services Agreement with WRSI.

WRUS allocates the consolidated amount of current and deferred taxes to members of the tax group based on each member's proportionate share of the consolidated taxable income or loss. This method ensures that each member's tax expense reflects its contribution to the consolidated tax liability. There have been no changes in this allocation method during the year.

4.   RELATED PARTY TRANSACTIONS

The Company is party to a Service Agreement with its affiliate, WRSI under which WRSI provides certain services which include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, information technology services, subscriptions, insurance, banking, office accommodation, and various other support functions. Fees incurred and not paid for these services were $55 for the period from August 22, 2024 (effective date of registration) to December 31, 2024. The cost to the Company is allocated based on the proportion of time spent by WRSI employees on the Company's operations relative to their total available working hours.   This allocation methodology is reviewed periodically to ensure it remains fair and consistent.

As of December 31, 2024, the Company had a payable to WRSI of $233 for payments made in the ordinary course of business on behalf of the Company by WRSI.

The Company is party to a PUA with its affiliate, WRNY. The Company will serve a limited role whose principal purpose will be to provide broker-dealer services for the closed block pursuant to the selling agreements. WRNY agrees to assume on behalf of the Company the responsibility for the processing and payment of trail commissions. WRNY shall pay to the Company a fee equal to all expenses, direct and indirect.   Fees earned were $166 for the period from August 22, 2024 (effective date of registration) to December 31, 2024, of which $98 is due from WRNY as of December 31, 2024. The Company had a receivable from WRNY of $22 for commissions as of December 31, 2024.

The Company has no net income from operations and has relied upon capital contributions from WRUS to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from WRUS. WRUS has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

5.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. In the first year of operations, the Company is required to maintain net capital equivalent to the greater of $5 or 12-1/2% of aggregate indebtedness.

As of December 31, 2024, the Company had net capital, as defined under the Rule, of $479, which is $428 in excess of required net capital of $51.

The Company's aggregate indebtedness, as defined under the Rule, shall not exceed 800%, and was 86% of its net capital.

6.   COMMITMENTS AND CONTINGENCIES

There are no commitments or contingencies to disclose as of December 31, 2024.

7.   **SEGMENT REPORTING**

The Company is engaged in a single line of business as a broker-dealer and engages in various activities as described in Note 1. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM"). The CODM uses segment net income to evaluate the results of the business, to allocate resources, and to monitor the services rendered, billed to and recovered from WRNY. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and, therefore, a single reportable segment. The CODM manages the business activities using information of the Company as a whole. All commission revenue and other revenue are derived from WRNY, an affiliate domiciled in the United States. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies. Segment expenses include commission expenses and general expenses. Segment net income, expenses and total assets used by the CODM are the same as those respective amounts reported on the Statement of Financial Position and Statement of Income (Loss).

8.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the balance sheet date through March 31, 2025, the date at which the financial statements were issued and determined there are no subsequent events requiring adjustments to or disclosure in these financial statements.

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS

PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2024 (Expressed in thousands of US dollars)		Schedule H
NET CAPITAL		
TOTAL MEMBER'S EQUITY	$	650
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE		
15C3-1:		
Nonallowable assets:		
Receivable from affiliates	$	121
Other assets	$	50
Total non allowable assets	$	171
HAIRCUTS ON SECURITIES POSITIONS:		
2% Haircut on money market	$	-
NET CAPITAL	$	479
AGGREGATE INDEBTEDNESS	$	412
COMPUTATION OF ALTERNATE NET CAPITAL		
REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED	$	51
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF		
REPORTING BROKER OR DEALER	$	5
NET CAPITAL REQUIREMENT	$	51
EXCESS NET CAPITAL	$	428
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET		86%
CAPITAL		

Note: There are no material differences between the computation using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2024 amended on March 27, 2025.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2024 **Schedule J**

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3.

The Company is filing an exemption report in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively as a broker selling variable life insurance or annuities and the Company does not accept customer funds or securities, does not take possession of any customer funds or securities in connection with its activities, and does not carry accounts of or for customers. The Company did not carry PAB accounts (as defined in Rule 15c3-3 of the Securities Exchange Act of 1934).

The Company met the conditions of Footnote 74 for the period from August 22, 2024 (effective date of registration) through December 31, 2024, without exception.



Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901-2150
USA

Tel: 1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Wilton Re Ltd. and Member of Wilton Re Distributors LLC:

We have reviewed management's statements, included in the accompanying Wilton Re Distributors LLC's Exemption Report (the "Exemption Report"), in which Wilton Re Distributors LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the period from August 22, 2024, to December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

April 01, 2025



Wilton Re | Wilton Re Distributors LLC

Exemption Report

Wilton Re Distributor LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

2 The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2 The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from August 22, 2024 to December 31, 2024 without exception.

Wilton Re Distributors LLC

I, Barbara Scoles, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: Barbara Scoles

Title: CEO

Date: 3/3/2025

13

4840 N. River Blvd NE, Suite 400 | Cedar Rapids, IA 52411 | 319-493-8382